UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:   March 31, 2019

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

MusclePharm Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4400 Vanowen St.
Address of Principal Executive Office (Street and Number)

  Burbank, CA 91505
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Form 8-K filed on March 14, 2019, during the preparation of its 2018 annual consolidated financial statements, the Company determined that the systems, processes and controls related to sales cut off were not sufficient to accurately record revenue in the correct reporting period. This resulted in errors in the Company’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2018. The Company is in the process of restating its unaudited condensed consolidated financial statements for the foregoing periods and will file an amended Form 10-Q for the quarter ended September 30, 2018. The Company will not be able to file its Form 10-K for the year ended December 31, 2018 or its Form 10-Q for the period ended March 31, 2019 until after the filing of the amended Form 10-Q.
.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ryan Drexler	(800)	292 - 3909
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐  No☒

As previously disclosed in the Form 12b-25 filed by the Company with the Securities and Exchange Commission on April 1, 2019, the Company was not able to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018. The Company has not yet filed such Annual Report on Form 10-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MusclePharm Corporation
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MUSCLEPHARM CORPORATION

May 15, 2019	By:	/s/ Ryan Drexler
Ryan Drexler
Chief Executive Officer